5950 La Place Court

Suite 160

Carlsbad, California 92008

O. 760.230.8986

F. 760.230.7040

M. 949.798.9986

VIA EDGAR FILING

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	VelaTel Global Communications, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 25, 2013 Amendment No. 1 Filed July 26, 2013 Your File No. 000-52095

Dear Mr. Spirgel:

This letter from VelaTel Global Communications, Inc. (“Company”) is in response to your letter to Kenneth L. Waggoner dated August 7, 2013 pertaining to the above referenced matter. The Company’s responses are keyed to the comments in the order addressed in your letter.

Future Amendments of Articles of Incorporation by Board Resolution

1.    Please amend your filing to discuss what matters the NRS would continue to allow shareholders of non-Series B, and especially Series A shareholders, the right to vote on regarding future amendments to the Articles of Incorporation.

The revised Amended and Restated Articles of Incorporation provide that future amendments which increase the number of authorized shares of any class or series of the Company’s capital stock for which there are shares outstanding will continue to require shareholder approval.

2.    Revise your filing to clarify what provisions of the NRS you are relying on, as well as their purpose and effect, in amending your Articles of Incorporation. For example, it is not clear what the phrase “unless the articles of incorporation provide otherwise” of NRS 78.1955 means in the context of your company the actions covered by this filing. Furthermore, please revise to provide your analysis as to how the company will be exempt from providing Information Statements to shareholders pursuant to the federal securities laws.

NRS 78.1955 provides that, after shares of a class or series of shares have been issued, all amendments to a corporation’s articles of incorporation that change the number or attributes of the classes or series of stock for which there are shares outstanding must be approved by a majority of the voting power of the corporation, unless the articles provide otherwise. Various sections of the NRS provide that certain actions require the approval by holders of a majority of the voting power of a particular class or series of shares that would be adversely affected by an amendment of the articles, regardless of any limitations or restrictions on the voting power of that class or series. For example, NRS 78.207(3) provides that where an amendment increasing or decreasing the number of one class or series of a Nevada corporation’s authorized shares would adversely alter or change any preference or relative right given to any other class or series of outstanding shares, the amendment must be approved by shareholders representing a majority of the voting power of each class or series whose preference or other rights are adversely affected. NRS 78.2055(3) contains the same shareholder approval rights where an amendment decreases the number of issued and outstanding shares of any class or series without corresponding decrease in the number of authorized shares of such class or series.

Larry Spirgel

Assistant Director

August 12, 2013

The initial draft of the Amended and Restated Articles of Incorporation approved by the Majority Written Consent authorized the Company’s Board of Directors to adopt future amendments that change the number or attributes of classes or series of the Company’s stock without also obtaining shareholder approval. The rationale for this authority was stated in the Company’s Preliminary Information Statement. However, in response to the comment letter from the Commission, the Company has revised the proposed Amended and Restated Articles of Incorporation to reflect that any future amendment that changes the attributes or number of shares of a class or series of stock for which there are shares outstanding must be approved by a majority of the voting power of the Company. Under the revised form of the Amended and Restated Articles of Incorporation, the Company’s Board of Directors is still vested with authority to designate the voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, applicable to any class or series of the Company’s capital stock prior to the issuance of any shares of such class or series of stock.

The revised form of the Amended and Restated Articles of Incorporation is attached as Exhibit 1 to the Company’s draft Definitive Information Statement. A “redline” showing how the revisions to Section 4.5 and Article VII of the Amended and Restated Articles of Incorporation differ from the version originally approved by the Majority Written Consent is attached as Exhibit 2 to the Company’s draft Definitive Information Statement.

The Company’s Acknowledgement

In accordance with your request, the Company confirms the following:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

VelaTel Global Communications, Inc.

/s/ Kenneth L. Waggoner

By: Kenneth L. Waggoner

Executive Vice President Legal and General Counsel

Cc. Mr. George Alvarez